September 19, 2016

VIA EDGAR TRANSMISSION

Mr. Suzanne Hayes

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Galena Biopharma, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed September 9, 2016
File No. 001-33958

Dear Ms. Hayes:

On behalf of the Company, this letter will respond to your comment letter dated September 19, 2016, with respect to the above-referenced preliminary proxy statement (the “Comment Letter”). Enclosed herewith for filing via Edgar is the Company’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).

On the Company’s behalf, we hereby respond to the numbered comments contained in the Comment Letter, as follows:

1.	We refer to your discussion that you amended the Debenture to allow you to repay the Debenture with your common stock and allow the holder of the Debenture to convert some or all of the Debenture into stock. Please revise your disclosure to discuss the effect upon the rights of existing security holders if you issue common stock in connection with your repayment of the Debenture or the holder’s conversion rights under the Debenture. This disclosure should in particular describe the dilutive impact of such issuances on existing security holders. For reference, see Item 11(d) of Schedule 14A.

Response: The Company has revised the Preliminary Proxy Statement to describe the impact of the issuances of the Company’s common stock in satisfaction of the Debenture. See page 17 of the Preliminary Proxy Statement.

On behalf of the Company, it hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

Please contact the undersigned at (925) 498-7734 if you have any questions with respect to the responses contained in this letter or the Preliminary Proxy Statement.

Sincerely,

/s/ Thomas J. Knapp
Thomas J. Knapp
Interim General Counsel and Corporate Secretary

cc:	Dr. Mark W. Schwartz, Ph.D.
Mr. John Burns
Mr. Christopher J. Melsha

2000 Crow Canyon Place, Suite 380, San Ramon, CA 94583

Phone: +1 (925) 498-7700 ● Fax: +1 (925) 498-7799

Email: info@galenabiopharma.com ● www.galenabiopharma.com